UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM THIRD QUARTER 2021

EARNINGS CONFERENCE CALL

Santiago, Chile, November 18, 2021 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the third quarter 2021 results, which were published yesterday. The following items were discussed by executive management as part of the conference call:

Our earnings during the third quarter of 2021 were significantly higher than earnings reported during the same period last year. These results were driven by considerably higher sales volumes and prices across almost all of our business lines. We continue seeing very positive market conditions in all of the markets in which we participate; demand in the lithium market is exceeding our previous expectations, the iodine market has recovered from the pandemic faster than anticipated, while we are also seeing a positive trend in the fertilizers markets.

We are now expecting that the lithium market demand should grow close to 50% this year, driven by strong sales of electric vehicles in all relevant markets, especially in China and Europe. The capacity expansions we have been working on are allowing us to grow even more than the market, letting us reach close to 100,000 metric tons in sales volumes this year. By the middle of the next year, our expansion to 180,000 metric tons should be ready, allowing us to keep on growing our sales volumes. This accelerating lithium market growth is pressuring prices, at the same time the contracts we signed last year are expiring. This allows us to expect an average sales price higher than US$12,000 per metric ton during the fourth quarter and probably even higher during the first quarter next year.

In the meanwhile, the iodine market demand has already reached the pre-pandemic levels. This quick recovery has had a positive impact on prices as supply has not been able to respond. We are now expecting total sales in 2021 around 12,500 metric tons with average sales prices increasing from prices seen over past few quarters. As we are working on expanding our iodine capacity, we expect to ramp up additional 1,000 metric tons in the beginning of 2023, followed by approximately 2,500 metric tons in 2024, all part of our earlier announced growth plan.

We have seen some very interesting developments in the fertilizer markets globally. Supply has been impacted by export restrictions and logistics interruptions. The spot prices for both potash and potassium nitrate fertilizers have reached levels not seen in more than a decade. We now expect our potassium and potassium nitrate average prices to reach almost US$700 and over US$1,000 per metric ton, respectively, during the fourth quarter this year. We expect our potassium chloride production volumes to be approximately 100,000-150,000 metric tons lower in 2022 when compared to 2021.

Considering all these positive factors, we now anticipate a record performance during the fourth quarter this year with a significantly higher EBITDA. We remain confident in our ability to deliver future growth, while continuing to operate in a sustainable way, creating value for our customers, communities, and all of our stakeholders.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: November 18, 2021	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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